UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 15, 2009

President of the Comisión Nacional de Valores

D. Eduardo Hecker

S / D

Re: Empresa Distribuidora y Comercializadora

Norte Sociedad Anónima (Edenor S.A.) (Distribution

and Marketing Company of the North S.A.) (the “Company”).

Relevant Fact.

I have the pleasure of addressing you, in my capacity as Chief Financial Officer of Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR) (the “Company” or “Edenor”), in compliance with Sections 2 and 3 of Chapter XXI of the Rules of the Comisión Nacional de Valores (CNV), in order to inform you of the dissolution of the discretionary irrevocable trust in which Macro Bank Limited acted as trustee (fiduciario) (the “Trust”). The Trust was created in September 2008.

I also hereby inform you that as a result of the liquidation of the underlying assets held by the Trust and the transfer of these assets to the Company, Edenor has increased the holding of its US$220,000,000 10.5% Senior Notes due 2017 (the “Notes”) by US$ 24,515,000 principal amount of Notes. After the transfer, the Company will hold a total principal amount of Notes equal to US$ 51,688,000.

Sincerely,

Empresa Distribuidora y Comercializadora Norte S. A. (EDENOR)

Luis Pablo Rogelio Pagano

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Luis Pablo Rogelio Pagano

Luis Pablo Rogelio Pagano

Chief Financial Officer

Date: September 16, 2009